Exhibit 99.35

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021 AND 2020

(EXPRESSED IN CANADIAN DOLLARS)

® bakertilly	Baker Tilly WM LLP
900 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3B7
T: +1 604.684.6212
F: +1 604.688.3497

vancouver@bakertilly.ca
INDEPENDENT AUDITOR’S REPORT	www.bakertilly.ca

To the Shareholders of Carbon Streaming Corporation:

Opinion

We have audited the consolidated financial statements of Carbon Streaming Corporation and its subsidiary (together the “Company”), which comprise the consolidated statements of financial position as at June 30, 2021 and 2020, and the consolidated statements of net and comprehensive loss, consolidated statements of changes in shareholders’ (deficiency) equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at June 30, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management’s Discussion & Analysis filed with the relevant Canadian securities commissions.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits and remain alert for indications that the other information appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

ASSURANCE • TAX • ADVISORY

Baker Tilly WM LLP is a member of Baker Tilly Canada Cooperative, which is a member of the global network of Baker Tilly International Limited. All members of Baker Tilly Canada Cooperative and Baker Tilly International Limited are separate and independent legal entities.

® bakertilly

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

® bakertilly

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Anna C. Moreton.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, B.C.

September 27, 2021

CARBON STREAMING CORPORATION Consolidated Statements of Financial Position (Expressed in Canadian Dollars)

	As at June 30, 2021	As at June 30, 2020
Assets

Current Assets
Cash	$134,327,884	$310,202
Amounts receivable and prepaid	246,308	2,934
	134,574,192	313,136
Non-Current Assets
Carbon credit streaming investment (Note 4)	604,200	-
Total Assets	$135,178,392	$313,136

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities (Note 5)	$1,285,461	$131,815
Total Liabilities	1,285,461	131,815
Shareholders’ Equity
Share capital (Note 6)	64,084,245	14,551,527
Special warrants subscriptions (Note 6)	87,811,768	-
Share-based payment reserve	3,966,121	1,885,388
Deficit	(21,969,203)	(16,255,594)
Total Shareholders’ Equity	133,892,931	181,321
Total Liabilities and Shareholders’ Equity	$135,178,392	$313,136

Nature and continuance of operations (Note 1)

Subsequent events (Note 14)

Approved on behalf of the Board:

”Justin Cochrane”, Director	"Saurabh Handa", Director

The accompanying notes are an integral part of these consolidated financial statements.

CARBON STREAMING CORPORATION

Consolidated Statements of Net and Comprehensive Loss

(Expressed in Canadian Dollars)

	Years Ended June 30,
	2021	2020
Expenses
Consulting fees (Note 9)	$2,100,230	$14,000
Foreign exchange (gain) loss	(419,622)	10,448
Marketing	233,837	-
Office and general	164,086	157
Professional fees	717,304	61,708
Regulatory fees	261,197	63,826
Salaries and fees (Note 9)	575,844	7,500
Share based compensation (Notes 8 and 9)	2,080,733	-
Loss before other items	(5,713,609)	(157,639)

Other items
Recovery on settlement of debt	-	48,885
Net and Comprehensive Loss for the Year	$(5,713,609)	$(108,754)
Basic and Diluted Loss per Share	$(0.14)	$(0.08)
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	40,169,395	1,282,485

The accompanying notes are an integral part of these consolidated financial statements.

CARBON STREAMING CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Years Ended June 30,
	2021	2020
Operating Activities
Net loss for the year	$(5,713,609)	$(108,754)
Items not affecting cash
Foreign exchange	215,315	10,448
Recovery on settlement of debt	-	(48,885)
Share based compensation	2,080,733	-
Units issued for services	415,000	-
Changes in non-cash working capital items
Amounts receivable and prepaid	(243,374)	(2,934)
Accounts payable and accrued liabilities	1,153,646	(57,704)
Net Cash Used in Operating Activities	(2,092,289)	(207,829)
Investing Activity
Carbon credit streaming investment	(604,200)	-
Net Cash Used in Investing Activity	(604,200)	-
Financing Activities
Common shares issued for cash, net of costs (Note 6(b))	47,422,718	705,027
Common shares issued on exercise of warrants (Note 6(b))	1,695,000	-
Special warrants subscriptions (Note 6(b))	87,811,768	-
Repayment of amounts due to related parties	-	(186,996)
Net Cash Provided by Financing Activities	136,929,486	518,031
Effect of foreign exchange on cash	(215,315)	-
Net change in Cash	134,232,997	310,202
Cash, Beginning of Year	310,202	-
Cash, End of Year	$134,327,884	$310,202
Supplemental Information
Income taxes paid	$-	$-
Interest paid (received)	$-	$-
Units issued for service fees	$415,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

CARBON STREAMING CORPORATION

Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

(Expressed in Canadian Dollars)

			Special	Share-based
	Share Capital		warrants	payment
	Number	Amount	subscriptions	reserve	Deficit	Total
Balance, June 30, 2019	695,636	$13,846,500	$-	$1,885,388	$(16,146,840)$	(414,952)
Shares issued for cash, net of costs (Note 6(b))	14,280,000	705,027	-	-	-	705,027
Net loss for the year	-	-	-	-	(108,754)	(108,754)
Balance, June 30, 2020	14,975,636	14,551,527	-	1,885,388	(16,255,594)	181,321
Shares issued for cash, net of costs (Note 6(b))	74,430,268	47,422,718	-	-	-	47,422,718
Units issued for service fees (Note 6(b))	498,333	415,000	-	-	-	415,000
Shares issued on exercise of warrants (Note 6(b))	13,460,000	1,695,000	-	-	-	1,695,000
Receipts for special warrants (Note 6(b))	-	-	87,811,768	-	-	87,811,768
Share based compensation (Note 8)	-	-	-	2,080,733	-	2,080,733
Net loss for the year	-	-	-	-	(5,713,609)	(5,713,609)
Balance, June 30, 2021	103,364,237	$64,084,245	$87,811,768	$3,966,121	$(21,969,203)$	133,892,931

The accompanying notes are an integral part of these consolidated financial statements.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

1. Nature and continuance of operations

Carbon Streaming Corporation (formerly Mexivada Mining Corp.) (the “Company”) was incorporated on September 13, 2004 under the Business Corporations Act (British Columbia), and historically its principal activity was the exploration of mineral properties.

On June 15, 2020, the Company changed its name to Carbon Streaming Corporation and repurposed its principal activity as a streaming and royalty investment vehicle that offers investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits. The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed.

Subsequent to the year end, on July 26, 2021, the Neo Exchange Inc. (“NEO Exchange”) granted final approval of the Company’s listing application and the Company commenced trading on the NEO Exchange on July 27, 2021, under the symbol “NETZ”. On July 30, 2021, the Company announced that it has listed on the Frankfurt Stock Exchange under the symbol “M2QA”.

The head office and principal address of the Company are located at 4 King Street West, Toronto, Ontario, Canada, M5H 1B6. The Company’s registered address is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

During the first quarter of calendar 2020, there was a global outbreak of a novel coronavirus identified as “COVID-19”. On March 11, 2020, the World Health Organization declared a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self- imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets.

Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These consolidated financial statements of the Company for the year ended June 30, 2021 were approved and authorized for issue by the Board of Directors on September 27, 2021.

2. Basis of presentation

Statement of compliance

These consolidated financial statements (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

2. Basis of presentation (continued)

Basis of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary, 1253661 B.C. Ltd., which was acquired on June 17, 2020 in conjunction with a three-cornered amalgamation (the “Transaction”).

The three-cornered amalgamation was executed between a then existing subsidiary of the Company, 1247374 B.C. Ltd. (“Subco”), and a third company 1247372 B.C. Ltd (“Fundco”). At the time of the Transaction, neither Subco nor Fundco met the definition of a business under IFRS 3, Business Combinations. Prior to the Transaction, Fundco had advanced loans to the Company. The Transaction was recognized as a transaction with owners whereby the Company received cash of $714,000 and issued 14,280,000 common shares to the former shareholders of Fundco. Subco and Fundco amalgamated as part of the Transaction and continued as 1253661 B.C. Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments and estimates

The preparation of these financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the periods of change, if the change affects that period only, or in the period of the change of future periods, if the change affects both.

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying accounting policies in the Company’s financial statements include:

Accounting for streaming interests

The Company from time to time will acquire streaming interests. Each streaming interest agreement has its own unique terms and significant judgment is required to assess the appropriate accounting treatment.

Share based compensation

The Company includes an estimate of share price volatility, expected life, forfeiture rate and risk-free interest rates in the calculation of the fair value for share based payments. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact earnings.

Deferred taxes

The Company recognizes the deferred tax benefit related to tax assets and tax losses to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit and expected timing of reversals of existing temporary differences. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from tax assets and tax losses.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

3. Significant accounting policies

(a) Cash

Cash on the consolidated statements of financial position is comprised of cash at banks, or held in trust, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash, and subject to insignificant risk of changes in value.

(b) Foreign currency translation

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. These financial statements are presented in Canadian dollars which is the parent Company’s functional and presentation currency. The functional currency of the Company’s subsidiary is also the Canadian dollar.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(c) Streaming interests

The classification of streaming interests under IFRS is complex and subject to significant judgment due to the lack of specific guidance and the number of factors that must be considered. Streaming interests may be accounted for by the investor in a number of ways based on an analysis of all of the relevant facts and circumstances as well as the substance of the agreement. The Company classifies streaming interests as tangible assets where the agreement is settled by the receipt of the underlying commodity.

Streaming interests are initially recorded at their cost based on consideration paid to acquire the asset. These tangible assets have finite lives and are amortized and depleted using the units-of-production method over the life of the project to which the interest relates, which is estimated using available information of verifiable emission reductions. The amortization and depletion expense will be included in the profit or loss.

(d) Financial instruments

i) Recognition

The Company recognizes a financial asset or financial liability on the consolidated statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value, and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectation of recovering the contractual cash flows of a financial asset.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

3. Significant accounting policies (Continued)

(d) Financial instruments (continued)

ii) Classification and measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

●	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
●	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

●	amortized cost;
●	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or
●	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at FVTOCI or amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at FVTPL are expensed in profit or loss.

Financial instruments measured at amortized cost utilize the effective interest rate method of accounting. The ‘effective interest rate’ is the rate that discounts estimated future cash payments over the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability. The effective interest rate is calculated considering all contractual terms of the financial instruments, except for the expected credit losses of financial assets. Interest expense is reported in profit or loss.

For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them at FVTOCI.

The Company classifies its financial assets and liabilities under IFRS 9 as follows:

Financial assets / liabilities	Classification

Cash	FVTPL
Accounts payable and accrued liabilities	Amortized cost

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

3. Significant accounting policies (Continued)

(d) Financial instruments (continued)

iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company recognizes in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(e) Impairment of long lived assets

The carrying amount of the Company’s long lived assets is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Long lived assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

(f) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of share options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. When a loss is incurred during the period, basic and diluted losses per share are the same as the exercise of the stock options and warrants is considered to be anti-dilutive. As at June 30, 2021, the Company has nil (2020 - nil) potentially dilutive shares outstanding.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

3. Significant accounting policies (Continued)

(g) Income taxes

Current income tax

Current income tax assets and liabilities for the period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(h) Share capital and warrants

Share capital represents the value of the shares that have been issued. Any transaction costs associated with the issuing of shares are deducted from share capital.

From time to time, the Company may issue units consisting of common shares and share purchase warrants. The Company accounts for unit offering proceeds between common shares and share purchase warrants using the residual value method, wherein the fair value of the common shares is based on the quoted market price and the balance, if any, is allocated to the attached warrants.

(i) Share based compensation

The Company follows the fair value method of accounting for the issuance of stock options and restricted share units (“RSU”) granted to officers, employees, directors, advisors and consultants. The grant date fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and the expected life of the options. The number of stock option awards expected to vest are estimated using a forfeiture rate based on historical experience and future expectations. The fair value of the RSUs is determined by the quoted market price of the Company’s common shares at date of grant. Share based compensation is amortized to profit or loss over the vesting period of the related option or RSU.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

3. Significant accounting policies (Continued)

(i) Share based compensation (continued)

At the discretion of the Board of Directors, RSUs may be settled in equity, cash or a combination of both. The fair value of RSUs, which are settled in equity, is recognized as a share based compensation expense with a corresponding increase in reserves, over the vesting period. The fair value of RSUs, when settled in cash, is recognized as a share based compensation expense with a corresponding increase in liabilities, over the vesting period.

The Company uses graded or accelerated amortization which specifies that each vesting tranche must be accounted for as a separate arrangement with a unique fair value measurement. Each vesting tranche is subsequently amortized separately and in parallel from the grant date.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the estimated fair value.

In situations where equity instruments are issued to non-employees and the fair value of some or all of the goods or services received by the Company as consideration cannot be estimated reliably, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Accounting standards, amendments and interpretations issued

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4. Carbon credit streaming investment

On June 3, 2021, the Company entered into an exclusive term sheet with the Bonobo Conservation Initiative (“BCI”) to provide initial funding for BCI to develop two carbon credit projects within the Bonobo Peace Forest located in the Democratic Republic of Congo. As at June 30, 2021, the Company has advanced $604,200 (US$500,000) to BCI to develop its feasibility study. The Company and BCI are in negotiations to finalize the terms of the term sheet.

5. Accounts payable and accrued liabilities

	As at June 30, 2021	As at June 30, 2020
Accounts payable	$1,044,588	$76,443
Accrued liabilities	195,617	47,872
Due to related parties	45,256	7,500
	$1,285,461	$131,815

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

6. Share capital

a) Authorized share capital

Unlimited number of voting common shares without par value and unlimited number of preferred shares without par value.

b) Issued share capital

On June 15, 2020, the Company completed a 100-old for 1-new share consolidation and a name change. All common shares, warrants, options, loss per share, per share and per unit prices and the weighted average number of shares outstanding have been retroactively restated to reflect this share consolidation.

At June 30, 2021, there were 103,364,237 issued and fully paid common shares (June 30, 2020 - 14,975,636).

(i) During June 2020, the Company issued 14,280,000 units, in conjunction with a three-cornered amalgamation (note 2), for gross proceeds of $714,000. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $0.125 until April 22, 2025. The Company incurred issuance costs totalling $8,973 in conjunction with this financing.

(ii) During December 2020, the Company, in two tranches, issued 4,850,000 units for gross proceeds of $242,500. Each unit is comprised of one common share and one share purchase warrant, with 1,400,000 warrants exercisable at $0.125 until December 16, 2025 and 3,450,000 warrants exercisable at $0.125 until December 22, 2025.

(iii) On January 27, 2021, the Company closed a non-brokered private placement of 14,670,000 units at $0.25 per unit for gross proceeds of $3,667,500. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $0.75 until January 27, 2026.

(iv) On March 11, 2021, the Company closed a non-brokered private placement of 43,299,268 units at $0.75 per unit for gross proceeds of $32,474,451. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $1.50 until March 2, 2026. In connection with this private placement, the Company paid cash commission of $43,200 and other cash costs of $91,512.

(v) On May 12, 2021, the Company closed a non-brokered private placement of 11,611,000 common shares at $1.00 per share for gross proceeds of $11,611,000.

(vi) During the year ended June 30, 2021, the Company issued 13,460,000 common shares for the exercise of warrants for gross proceeds of $1,695,000. The weighted average market price of the common shares issued was $3.67.

(vii) On April 9, 2021, in exchange for services, the Company issued 333,333 units measured at the fair value of services received of $250,000. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $1.50 until March 2, 2026.

(viii) On June 2, 2021, in exchange for services, the Company issued 165,000 common shares measured at the fair value of services received of $165,000.

(ix) As at June 30, 2021, the Company had received $87,811,768 of gross proceeds related to a non-brokered private placement which closed on July 20, 2021 (see note 14(i)). These funds have been reflected as special warrants subscriptions.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

7. Warrants

The following table reflects the continuity of warrants for the years ended June 30, 2021 and 2020:

	Number of warrants	Weighted average exercise price ($)
Balance, June 30, 2019	-	-
Issued (note 6(i))	14,280,000	0.13
Balance, June 30, 2020	14,280,000	0.13
Issued (note 6(ii)(iii)(iv)(vii))	63,152,601	1.22
Exercised (note 6(vi))	(13,460,000)	0.13
Balance, June 30, 2021	63,972,601	1.21

The following table reflects the Company’s warrants outstanding and exercisable as at June 30, 2021:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price ($)
April 22, 2025	1,560,000	0.13
December 16, 2025	760,000	0.13
December 22, 2025	3,370,000	0.13
January 27, 2026	14,650,000	0.75
March 2, 2026	43,632,601	1.50
	63,972,601	1.21

8. Stock options and restricted share units

(a) Stock options

The Company approved a long term incentive plan on March 25, 2021, which was approved by shareholders on June 29, 2021 (the “LTIP”) at the annual and special general meeting of shareholders. The Company has adopted the LTIP as a means to provide incentives to eligible directors, officers, employees and consultants. The LTIP will facilitate granting of stock options, restricted share units (“RSUs”) and performance share units (“PSUs”), representing the right to receive one common share of the Company (and in the case of RSUs or PSUs, one common share of the Company, the cash equivalent of one common share of the Company, or a combination thereof) in accordance with the terms of the LTIP.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

8. Stock options and restricted share units (continued)

The following table reflects the continuity of stock options for the years ended June 30, 2021 and 2020:

	Number of stock options	Weighted average exercise price ($)
Balance, June 30, 2019 and 2020	-	-
Granted (i)(ii)	3,200,000	0.77
Balance, June 30, 2021	3,200,000	0.77

(i) On March 31, 2021, the Company granted a total of 2,950,000 stock options to certain directors, officers, advisors and consultants of the Company. The stock options are exercisable at a price of $0.75 per share, expire on March 31, 2026 and vested immediately. The fair value of the stock options was estimated to be $1,643,150 using the Black- Scholes option pricing model and the following assumptions: exercise price of $0.75, share price of $0.75, risk free interest rate of 0.99%, an expected life of 5 years and an expected volatility of 100%.

(ii) On June 7, 2021, the Company granted a total of 250,000 stock options to an officer and employees of the Company. The stock options are exercisable at a price of $1.00 per share, expire on June 7, 2026 and vested immediately. The fair value of the stock options was estimated to be $185,500 using the Black-Scholes option pricing model and the following assumptions: exercise price of $1.00, share price of $1.00, risk free interest rate of 0.88%, an expected life of 5 years and an expected volatility of 100%.

The following table reflects the Company’s stock options outstanding and exercisable as at June 30, 2021:

Options outstanding	Options exercisable	Grant date fair value ($)	Weighted average exercise price ($)	Weighted average remaining contractual life (years)	Expiry date
2,950,000	2,950,000	1,643,150	0.75	4.75	March 31, 2026
250,000	250,000	185,500	1.00	4.94	June 7, 2026
3,200,000	3,200,000	1,828,650	0.77	4.77

For the year ended June 30, 2021, the Company recorded share based compensation expense for these stock options of $1,828,650 (2020 - $nil)

(b) Restricted share units

The maximum aggregate number of shares reserved for issuance under the Company’s stock option plan shall not exceed a combined total of 10% of the Company’s issued and outstanding shares.

Number of RSUs
Balance, June 30, 2019 and 2020	-
Granted (i)(ii)	2,500,000
Balance, June 30, 2021	2,500,000

(i) On March 31, 2021, the Company granted 2,200,000 RSUs to certain officers, directors and consultants which at the Board’s discretion can be settled in cash, equity or a combination thereof and vest as follows: 733,333 on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $1,650,000.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

8. Stock options and restricted share units (continued)

(b) Restricted share units (continued)

(ii) On June 7, 2021, the Company granted 300,000 RSUs to an officer and employees which at the Board’s discretion can be settled in cash, equity or a combination thereof and vest as follows: 100,000 on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $300,000.

The fair value of the RSUs granted was determined by the market price of the Company’s most recent financing offering. For the year ended June 30, 2021, the Company recorded share based compensation expense for these RSU’s of $252,083 (2020 - $nil).

9. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Years Ended June 30,
	2021	2020
Salaries and fees (1)	$496,164	$7,500
Consulting fees(1)	127,988	15,000
Share based compensation	1,252,991	-
	$1,877,143	$22,500

(1)	Salaries and fees paid to the executive officers and directors for their services.

(2)	Included in accounts payable and accrued liabilities are fees owing to officers and directors of $45,256 as at June 30, 2021 (June 30, 2020 - $7,500).

10. Financial instrument fair value and risks factors

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments include cash and accounts payable and accrued liabilities. The carrying value of accounts payable and accrued liabilities approximates their fair value due to their short-term nature. Cash is measured at fair value based on Level 1 of the fair value hierarchy.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

10. Financial instrument fair value and risks factors (Continued)

Risk factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s cash balance is mainly held in credit worthy financial institutions. Credit risk has been assessed as low.

Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures that are denominated in United States dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The Company’s held cash of $35,489,526 in Canadian dollars and $98,838,358 in United States dollars. The Company had accounts payable of $15,577 in United States dollars. As the Company has a number of transactions in foreign currencies, currency risk has been assessed as moderate.

Assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against the US dollar would result in a change of approximately $954,000 to profit and loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its bank accounts. The income earned on the bank account was subject to the movements in interest rates. The Company has no-interest bearing debt. Therefore, interest rate risk has been assessed as nominal.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as low.

11. Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of shareholders’ equity of $133,892,931 at June 30, 2021 (June 30, 2020 - $181,321).

There were no changes in the Company’s approach to capital management during the year.

The Company is not subject to any externally imposed capital requirements.

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

12. Income taxes

The income tax expense differs from the amount resulting from the application of the combined Canadian statutory income tax rate as follows:

	Years Ended June 30,
	2021	2020
Loss before income taxes	$(5,713,609)	$(108,754)
Statutory tax rate	27.00%	27.00%
Expected income tax (recovery) expense based on statutory rate	(1,542,674)	(29,364)
Adjustment to expected income tax (recovery) expense:
Change in unrecognized deferred income tax assets and others	980,876	29,364
Share based compensation	561,798	-
Total income tax (recovery) expense	$-	$-

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

As at June 30,	2021	2020
Exploration and evaluation assets	$125,868	$125,868
Non-capital losses	2,012,785	1,000,496
Share issuance costs	125,164	1,938
	2,263,817	1,128,302
Unrecognized deferred income tax assets	(2,263,817)	(1,128,302)
Deferred tax assets (liabilities)	$-	$-

The tax pools relating to the significant deductible temporary differences expire as follows:

	Exploration and evaluation assets		Non-capital losses

2026	$		$230,374
2027		-	259,595
2028		-	455,202
2029		-	485,635
2030		-	258,283
2031		-	436,175
2032		-	332,335
2033		-	218,859
2034		-	178,107
2035		-	445,267
2036		-	247,792
2037		-	15,843
2038		-	20,152
2039		-	11,381
2040		-	110,541
2041		-	3,749,217
No expiry		466,177	-
		$466,177	$7,454,758

CARBON STREAMING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

12. Income taxes (Continued)

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at June 30, 2021, the Company has approximately $7,454,758 in non-capital losses that can be offset against taxable income in future years which begin expiring at various dates commencing in 2026.

13. Other events

(i) On May 17, 2021, the Company announced its first carbon credit streaming agreement. Carbon Streaming Corporation has agreed to invest US$6 million to implement the proposed MarVivo Blue Carbon Conservation Project in Magdalena Bay in Baja California Sur, Mexico which is focused on the conservation of mangrove forests and their associated marine habitat.

14. Subsequent events

(i) On July 20, 2021, the Company announced the completion of a non-brokered private placement of 104,901,256 Special Warrants at a price of US$1.00 per Special Warrant for aggregate gross proceeds to the Company of US$104.9 million. Each Special Warrant will be automatically exercised for one common share of the Company and one full common share purchase warrant with a term of 62 months at an exercise price of US$1.50 per warrant on the earliest of (a) the third business day after the date that a receipt is issued for a final prospectus by Canadian securities regulatory authorities qualifying the common shares and warrants to be issued upon the exercise of the Special Warrants and (b) November 21, 2021.

(ii) On July 26, 2021, the NEO Exchange granted final approval of the Company’s listing application and the Company commenced trading on the NEO Exchange on July 27, 2021, under the symbol “NETZ”.

(iii) On July 30, 2021, the Company announced that it has listed on the Frankfurt Stock Exchange under the symbol “M2QA”.

(iv) On August 3, 2021, the Company announced that it entered into the Rimba Raya Stream, a carbon credit streaming agreement with InfiniteEARTH, the developer of the industry’s flagship REDD+ (Reducing Emissions from Deforestation and forest Degradation) project, the Rimba Raya Biodiversity Reserve project. Under the Rimba Raya Stream, InfiniteEARTH will deliver 100% of the carbon credits created by the Rimba Raya project, expected to be 70 million credits over the next 20 years, less up to 635,000 carbon credits per annum which are already committed to previous buyers. To acquire the Rimba Raya Stream, Carbon Streaming paid an upfront cash investment of US$22.3 million. In addition, the Company will make ongoing payments to InfiniteEARTH for each carbon credit that is sold under the carbon stream.

The Company and the Founders also entered into the strategic alliance agreement (the “SAA”) where the Founders have agreed to provide consulting services to the Company, which will consist of carbon project advisory services, carbon credit marketing and sales services, as well as assisting the Company with due diligence initiatives on new potential carbon investment opportunities. In addition, the SAA provides Carbon Streaming with a right of first refusal on any carbon streaming or royalty financing transaction for projects that are planned in the future, which includes a portfolio of Blue Carbon credit projects throughout the Americas. The Company issued 22,695,900 common shares of the Company and paid US$4.0 to the Founders as consideration for entering into the SAA.

(v) On September 13, 2021, the Company announced that it had entered into the Cerrado Biome Stream with Ecosystem Regeneration Associates - ERA Brazil (“ERA”). Under the Cerrado Biome Stream the Company agreed to invest US$0.5 million to implement and scale up the Cerrado Biome project, which is aimed at protecting native forests and grasslands in the Cerrado biome, one of the most biodiverse savannah regions in the world. Verification of the project is underway with Verra, through the VCS Standard, under a grouped project model and is anticipated to be completed in late 2021, with credit sales beginning in 2022.

- 21 -